SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer's ID (CNPJ) No. 76.483.817/0001-20

Publicly-held Company

CVM Registration No. 1431-1

US SEC Registration (CUSIP) No. 20441B407 - Preferred Class B

US SEC Registration (CUSIP) No. 20441B308 - Common

LATIBEX Registration No. 29922 - Preferred Class B

NOTICE TO SHAREHOLDERS

Copel's Board of Directors decided, at the 209th Ordinary Meeting, dated 12.09.2020, for the distribution of interest on shareholders' equity, which may be imputed to the dividends of the fiscal year 2020, in accordance with Law No. 9,249/95. The date of record to determine shareholders entitled to payment was set as December 28, 2020. The ratification of this payment, the definition of the payment date, as well as the distribution of the differences in the amounts of the earnings for the Year 2020, respecting the statutory and legal rules for each type and class of share, will take place at the Annual General Meeting, to be held until April 2021, in which the Management Report, Balance Sheet and other Financial Statements will be analyzed, as well as the Destination of Results, referring to the year of 2020.

1. INTEREST ON SHAREHOLDERS' EQUITY

1.1. Gross amount: R$ 807,500,000.00

1.2. Earnings per share

1.2.1. R$ 2.81832398 per common share - ON

1.2.2. R$ 3.10015638 per class “A” preferred share - PNA

1.2.3. R$ 3.10015638 per class “B” preferred share - PNB

1.3. Position with right: 12.28.2020

1.4. Ex-dividend date: 12.29.2020 inclusive

1.5. Taxation: 15.00%, as established by Law 9.249/95

1.6. Legal entities, which are characterized by Brazilian law, EXEMPT from withholding income tax, must, until 01/15/2021, prove this situation to the company (address in item 4.1), by means of a document issued by the Federal Revenue Service, or decision judicial action, or declaration mentioning the Law referring to the exemption.

2. FORM OF PAYMENT

2.1. Bank account deposit (according to shareholder's registration data).

3. REGISTRATION

3.1. Shareholders must keep their banking data updated with the securities brokerage firm where they have custody of their shares. Investors with securities under Copel's direct custody must update their data by email: acionistas@copel.com.

4. SHAREHOLDER SERVICES (due to the pandemic, we are not providing face-to-face assistance)

4.1. Shareholders and Custody Department

Rua Coronel Dulcídio, 800 - 3rd floor - CEP 80420-170 - Curitiba - PR

Phone: 0800-41-2772 e-mail: acionistas@copel.com

4.2. Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York - NY - 10286

Phone: (212) 815-7118

email: cassandra.miranda@bnymellon.com

Curitiba, December 09, 2020.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 10, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.